UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September 2007

Commission File No. 0-52457

Anglo Canadian Uranium Corp.

Registrant's Name

The Marine Building, Suite 1150 – 355 Burrard Street, Vancouver, B.C., V6C 2G8

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X

 Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                           No       X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _______________

Documents Included as Part of this Report

Exhibit No.

Document

99.1

News Release dated September 19, 2007

99.2

News Release dated September 26, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anglo Canadian Uranium Corp.

(Registrant)

By

/s/ Len Harris

Len Harris,

President

Date     October 24, 2007

N E W S R E L E A S E

September 19, 2007	Trading Symbol: URA – TSX.V

Gold Project Drill Program 2007 Completed

Anglo Canadian Uranium Corp. (URA on TSX.V) (the “Company”) and its wholly owned subsidiary Anglo Canadian Gold Corp. is pleased to announce the completion of seven (7) holes totaling 1900 meters at the Stirrup Creek Gold Project located 100 km north-northwest of Lillooet and 25 kms southeast of the Blackdome Gold mine. All drilling took place at an area of interest previously identified through the Company’s drill program of 2005 and historic drill program completed by Chevron in 1988. The Company is currently splitting the core from these seven (7) holes which will then be transported to an assay lab for analysis. It is expected that this process will be complete by October 31, 2007.

The purpose of the drill program was to follow-up the 2005 drilling where values as high as 17.40 g/t gold over 0.8 m and 9.75 g/t over 0.7 m were reported from drill hole 2005-2. This previous program was completed to reproduce anomalous gold in trenches and drill intersections done by Chevron Minerals in 1988. Chevron's hole 88-5 produced 1.1 m of 14.99 g/t gold. Overall the samples represent the best gold assays from two oxidized shears in the hole and are separated by 96 metres, the larger value at 164 metres depth. Several sections analyzed produced anomalous gold and arseno pyrite. The full results from the 2005 drilling were reported on November 3, 2005.

The company feels that the Stirrup Gold Property represents a large low grade bulk tonnage target and has been compared to similar projects such as Round Mountain in Nevada.

The technical portion of this release has been approved by James A. Turner, PGeo, a qualified person under NI 43-101.

About Anglo-Canadian Uranium Corp.

Anglo-Canadian is an aggressive uranium and gold exploration company with several properties located in Canada and the United States. The Company’s current projects include uranium projects located in Colorado, Utah, New Mexico and Quebec, and gold and base metals projects in British Columbia. The Company’s focus is to acquire uranium and gold deposits in strategic locations through acquisition and option arrangements, and further develop these projects with experienced management teams.

For more information on the Company and its projects, please visit the website at www.anglocanex.com

ON BEHALF OF THE BOARD OF DIRECTORS:

“Len J.Harris”

Len J. Harris, President
T: 604 669 6807
Toll Free: 866 488 3838
E: len@anglocanex.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

September 26, 2007	Trading Symbol: URA – TSX.V

Otish Basin Uranium
Geophysics Survey Report Complete, 5 Areas of Interest Identified

Anglo Canadian Uranium Corp. (URA on TSX.V) (the “Company”) is pleased to announced results of it’s ground geophysical program on the Big Mac uranium property in the Otish Basin of Quebec. The survey, which consisted of 114 line-kilometres of Max-Min EM and Magnetics, was completed by SJGeophysics Ltd. of Delta BC. Trent Pezzot, PGeoph. co-authored the report.

The following is a summary of Mr. Pezzot’s conclusions

Uranium mineralization in the Otish Basin is more fundamentally related to faulting that has provided permeable conduits for mineralized solutions, and possibly for the numerous gabbro dykes as well.

The magnetic data on the Big Mac has outlined three distinct structural orientations; Narrow, northeasterly trending magnetic highs are the most common responses. These trends are disrupted and broken in several places, and could be the result of cross faults. These breaks form 70 degree to 90 degree striking lineations that might be representing faults that have the same orientation as the faulting associated with the L-Zone discovery to the immediate west of the Big Mac claims. A third group of structures is comprised of northerly trending magnetic lows. These last trends are very subtle and could also be representing late faults. Strateco Resources (RSC on TSX) Matoush deposit is related to northeasterly faulting.

There are numerous, contact type Max-Min responses. Although most of these are mapped across the (frozen) lakes, some are not, and could be associated with lithology changes in the sedimentary sequence. Four large areas exhibiting a conductive surface layer are outlined.

Consequently, based on current information derived from assessment reports filed for the Otish Basin, areas that exhibit clear or intersecting fault patterns are considered higher priority targets. Using these criteria, five areas have been selected as “Priority Areas of Interest”.

Anglo is currently selecting a crew to conduct a radiometric survey over these priority areas of interest. The presence of any radiometric anomaly would help select targets for further work. Diamond drilling is planned.

The technical portion of this release has been approved by James A. Turner, PGeo, a qualified person under NI 43-101.

About Anglo-Canadian Uranium Corp.

Anglo-Canadian is an aggressive uranium and gold exploration company with several properties located in Canada and the United States. The Company’s current projects include uranium projects located in Colorado, Utah, New Mexico and Quebec, and gold and base metals projects in British Columbia. The Company’s focus is to acquire uranium and gold deposits in strategic locations through acquisition and option arrangements, and further develop these projects with experienced management teams.

For more information on the Company and its projects, please visit the website at www.anglocanex.com

ON BEHALF OF THE BOARD OF DIRECTORS:

“Len J.Harris”

Len J. Harris, President
T: 604 669 6807
Toll Free: 866 488 3838
E: len@anglocanex.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.